

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 5, 2009

Mr. James E. Parisi
Managing Director and Chief Financial Officer
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois

> **Re:** **CME Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-31553**

Dear Mr. Parisi:

We have reviewed your above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 42

1. In future filings, please provide more detailed disclosure regarding the provisions of your existing credit facility which materially limit your ability to pay dividends or advise us why such revision is not necessary. Refer to Item 201(c)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income in any material way. For example, we note your disclosure on page 6 of the business section regarding the decline of open interest of CME and CBOT during 2008 and the risk factor on page 32 regarding the decrease in trading volume of Eurodollar options contracts in 2008. We also note your disclosure in the MD&A section on pages 48 and 56-59 that discusses the decrease in trading volume for certain products in 2008. In future filings, please revise your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.

Operating Revenues, page 56

3.   Please note that you should disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. Please ensure that you address these matters in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Corporate Governance, page 15

4.   In future filings, please disclose whether you have adopted a code of ethics that applies to your principal executive, principal financial officer, principal accounting officer or controller, or persons performing similar functions per the requirements set forth in Item 406(a) or Regulation S-K.

Compensation Discussion and Analysis

Overview, page 24

5.   Please be advised that the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are appreciable differences between the levels of compensation (e.g. base salary and non-equity incentive plan compensation) received by your named executives. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Base Pay, page 28

6.   We note that individual base salaries are intended to be appropriate in light of the nature and responsibility of the respective positions. In future filings, please include the specific individual factors that the compensation committee considered in determining annual salary increases. For instance, we note on page 42 that Mr. Parsi received an increase in salary while the other executives' salaries remained unchanged. Refer to Item 402(b)(2)(v) of Regulation S-K. Please tell us how you intend to comply.

Bonus, page 29

7.   We note your reference to a pre-determined cash earnings target of $912 million that was used to determine the cash bonus amounts payable to your named executive officers; however, it is not clear from your disclosure what specific goals for each named executive officer required achievement in order to receive the bonus payment. In future filings, please include the analysis used by the committee to determine each executive's individual performance of the pre-established objectives. We also note the additional metric of anticipated synergy targets resulting from your completed mergers, which was considered in connection with the bonus payment. Also, include the pre-determined merger-related milestones for the year and explain whether each of the named executive officers had different synergy savings targets as part of such officer's performance evaluation. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Equity Grant Practices, page 33

8.   We note on page 44 under the *Grants of Plan-Based Awards* table that the approved 2008 equity grants were based on pre-established formulas under your equity program. In future filings, please expand your disclosure to include such formulas or, alternatively, explain why you believe such disclosure is not material.

Senior Management Equity Opportunities, page 34

9.   In future filings, please expand your disclosure to include the specific individual objectives that the compensation committee considered in determining equity opportunities. Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to the targets. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Margaret C. Austin (via facsimile)